Exhibit 99.8

IMPERIAL TOBACCO GROUP ANNOUNCES RESTRUCTURING OF MANUFACTURING OPERATIONS

Imperial Tobacco Group plans to further restructure its manufacturing operations as part of an ongoing commitment to enhance productivity, improve efficiencies and reduce overall costs.

The Group continues to review its global manufacturing portfolio in order to strengthen its competitive position and address over-capacity. Today it announced plans to relocate approximately 10 billion cigarettes for Central and Eastern Europe from Germany to Poland.

As a result of the restructuring, production will be reduced at the Berlin factory, which will continue to manufacture cigarettes for the German market. The Group’s larger manufacturing site in Langenhagen, near Hannover, will become its main factory in Germany.

The restructuring will improve the Group’s competitive position in Germany, where successive tax increases have led to a significant decline in the duty paid cigarette market.

Relocating Central and Eastern European volume to the Group’s factory in Poland will further enhance efficiencies and result in lower overall costs in the region.

The restructuring is expected to be completed within a year and will result in the loss of around 200 jobs at Berlin, although there will be some redeployment opportunities.

The Berlin factory continues to be a significant cigarette manufacturing facility in the Imperial Tobacco Group.

David Cresswell, Imperial Tobacco Group Manufacturing Director, said: “Job losses are always regrettable and our focus will be on continuing to support our employees, ensuring that they are treated in a fair and responsible manner.”

Employees, the works council and trade unions were informed of the decision today and the consultation process with the relevant bodies is now underway.

The restructuring is expected to generate annual cost savings of around £10 million from the 2007 financial year. It is anticipated that there will be a restructuring charge of £30 million.

Mr Cresswell added: “This restructuring will consolidate our operations and further increase manufacturing efficiencies. Our continued focus on achieving the lowest overall manufacturing cost will ensure that we continue to strengthen our competitive position in a challenging environment.”

There will be no impact on sales and marketing activities, or the quality and availability of any Imperial Tobacco Group products as a result of the restructuring.

Today’s announcement follows several previous restructuring initiatives since the acquisition of Reemtsma in May 2002, including the closure of eight Imperial Tobacco Group manufacturing sites.

Enquiries

Alex Parsons	Group Media Relations Manager	Tel: +44 (0)117 933 7241

Lars Grosskurth	Communications Manager Germany	Tel: +49 40 8220 1465

John Nelson-Smith	Investor Relations Manager	Tel: +44 (0)117 933 7032

NOTES TO EDITORS

Imperial Tobacco Group

Imperial Tobacco Group is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers and cigars in 130 countries worldwide. It currently has 15,000 employees and 32 manufacturing sites.

Manufacturing Sites

The cigarette factory in Berlin has around 550 employees and produced 24 billion cigarettes in the last financial year. It predominantly manufactures West for a number of markets, including Germany. The Berlin factory will continue to manufacture cigarettes for the German market.

The cigarette factory in Langenhagen has around 500 employees and produced 20 billion cigarettes in the same period. It predominantly manufactures Davidoff for a number of markets, including Germany, and will become the Group’s main factory in Germany.

The cigarette factory in Poland has around 250 employees and produced 10 billion cigarettes in the same period. It manufactures a number of brands for Central and Eastern Europe markets, including West, R1, Maxim, Mars and Mocne.